UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Commission File Number 000-26207

BELK, INC.

(Exact name of registrant as specified in its charter)

Delaware	56-2058574
(State of incorporation)	(IRS Employer Identification No.)

2801 West Tyvola Road, Charlotte, North Carolina	28217-4500
(Address of Principal Executive Offices)	(Zip Code)

Name and telephone number, including area code, of the person to contact in connection with this report:

Ralph A. Pitts (704) 357-1000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1 to December 31, 2014.

BELK, INC.

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Section 1 – Conflict Mineral Disclosure

Item 1.01	Conflict Mineral Disclosure

Belk, Inc., together with its subsidiaries (collectively, the “Company” or “Belk”), is the nation’s largest family owned and operated department store business in the United States, with 297 stores in 16 states, as of the fiscal year ended January 31, 2015. With stores located primarily in the southern United States and with a growing eCommerce business on its belk.com website, the Company generated revenues of $4.1 billion for the fiscal year 2015, and together with its predecessors, has been successfully operating department stores since 1888. Belk is committed to providing its customers a compelling shopping experience and merchandise that reflects “Modern. Southern. Style.”

This is the conflict minerals disclosure of Belk with respect to calendar year 2014, which is provided in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (“the 1934 Act”). Refer to Rule 13p-1 and the related Form SD issued by the Securities and Exchange Commission for the definitions of the terms used in this Report, unless otherwise defined herein.

Reasonable Country of Origin Inquiry

Belk has a conflict minerals policy and related procedures focused on Belk’s commitment to sourcing components and materials from suppliers that share its ethical values and that support compliance with the Securities and Exchange Commission’s regulations as well as Belk’s disclosure obligations related to conflict minerals. These policies and related procedures have guided Belk’s development of internal systems, supply chain due diligence efforts and, ultimately, the reasonably country of origin inquiry conducted in connection with this Form SD.

In connection with this conflict minerals disclosure, the Company undertook a reasonable country of origin inquiry (“RCOI”) process focused on the necessary conflict minerals used in Belk’s custom fine jewelry business for products that Belk manufactured and completed during calendar year 2014 (the “Completed Products”). The purpose of this RCOI was to determine, in good faith, whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “DRC”), or if such minerals come from recycled or scrap sources.

In part, Belk’s RCOI process included:

•	Following the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), and internationally recognized due diligence framework, as well as the related Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain.

•	Obtaining copies of the suppliers’ Scientific Certification Systems (“SCS”) certifications that confirm that the gold purchases that the Company made for custom pieces were from 100% recycled sources. To the extent that Belk’s suppliers were not able to provide this type of certification in full for the calendar year 2014, the Company interviewed the supplier in order to make reasonable determinations as to the adequacy of the supplier’s due diligence process. Belk also obtained the suppliers’ policies and conflict mineral certification letters for the 2014 calendar year.

•	Utilizing an effective long-term working group comprised of representatives from Belk’s operational, legal and supply chain functions.

•	Following the Securities and Exchange Commission’s regulations, Belk’s policies to support these regulations, and to the extent necessary, developing reasonable interpretations of these regulations that allow Belk to apply these regulations to its specific businesses.

Determination

Based on the results of Belk’s RCOI, Belk has determined that, with respect to the necessary conflict minerals in its Completed Products, Belk has no reason to believe that these conflict minerals may have originated in the DRC, or Belk has determined that such conflict minerals came from recycled or scrap sources.

Additional Information

Additional information concerning Belk’s conflict minerals and vendor policies, as well as a copy of the information contained in this Form SD, can be found under “Conflict Minerals Policy & Form SD” at http://www.belk.com/AST/Misc/Belk_Stores/About_Us/ConflictMinerals.jsp, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02	Exhibit

Not applicable.

Section 2 - Exhibits

Item 2.01.	Exhibits

Not applicable.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Belk, Inc.

Date: May 29, 2015

By:	/s/ Ralph A. Pitts

Ralph A. Pitts

Executive Vice President, General Counsel and Corporate Secretary

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